Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited
Reports 2022 Second-Quarter Unaudited Financial Results

- Enterprise Solutions revenue achieves modest growth despite lockdown measures in China –

   - Enterprise Solutions revenue contribution hit a historic high of 36% –

Hong Kong, August 25, 2022 -- iClick Interactive Asia Group Limited (“iClick” or the “Company”) (Nasdaq: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced unaudited financial results for the second quarter ended June 30, 2022.

	Three Months Ended June 30,
	2022	2021	Percentage change
	(US$ in thousands)
	(Unaudited)
Financial Metrics:
Revenue
Marketing Solutions	24,264	64,610	(62)%
Enterprise Solutions	13,814	13,392	3%
Total revenue	38,078	78,002	(51)%
Gross profit	9,255	24,337	(62)%
Net (loss)/income	(45,776)	597	N/M
Adjusted EBITDA[1]	(13,172)	6,137	N/M
Adjusted net (loss)/income[1]	(15,024)	2,587	N/M
Diluted adjusted net (loss)/income per ADS[1]	(0.15)	0.03	N/M
Operating Metrics:
Gross billing	58,134	194,193	(70)%

Jian “T.J.” Tang, Chairman, Chief Executive Officer and Co-Founder of iClick, said, “In order to effectively combat the latest resurgence of the COVID-19 pandemic, various regions in China were operating under restrictive measures or in lockdown during the second quarter of 2022, which inevitably had an adverse impact on our performance. Conjunctively, the unpredictable macro environment continued to drive conservatism on advertising spending and promotional activities. As a result, the Company’s total revenue declined by 51% year-on-year, primarily as a result of a 62% year-on-year decrease in our Marketing Solutions revenue, and recorded a goodwill impairment of US$24.9 million in the second quarter of 2022 for its Marketing Solutions reporting unit, both of which contributed to the net loss for the quarter.

On a positive note, the Company achieved the modest growth in Enterprise Solutions revenue, which accounted for a historically high 36% of total revenue for the second quarter of 2022, despite the lockdown restricting the implementation of our go-to-market strategy.

[1]	For more details on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Looking to the future, we believe our value proposition to top-tier brand clients remains intact, and we expect better performance once overall market sentiment and client operations recover. We believe our strategic wind-down of the Marketing Solutions business will enable the Company to better align its resources to continue investing in Enterprise Solutions. With the backdrop of the digital transformation trend in China, we also expect to further develop our SaaS+X business model, with the aim of driving long-term growth and enlarging our overall market share.”

Second Quarter 2022 Results:

Revenue for the second quarter of 2022 was US$38.1 million, compared with US$78.0 million for the second quarter of 2021, mainly due to the decrease in revenue from Marketing Solutions, which was partially offset by the slight increase in revenue from Enterprise Solutions.

Revenue from Marketing Solutions declined to US$24.3 million for the second quarter of 2022, compared with US$64.6 million for the second quarter of 2021, primarily because we strategically reduced lower margin and higher risk businesses within the Marketing Solutions segment. The decline in revenue from Marketing Solutions was also due to the tightened regulation targeting certain industries in which our clients operate, which led to a broad-based advertising market slowdown in China, and the strict anti-pandemic measures implemented in China.

Revenue from Enterprise Solutions slightly grew to US$13.8 million for the second quarter of 2022, from US$13.4 million for the second quarter of 2021.

Gross profit for the second quarter of 2022 was US$9.3 million, compared with US$24.3 million for the second quarter of 2021, mainly due to the decline in Marketing Solutions segment. Gross profit margin decreased to 24.3% for the second quarter of 2022 from 31.2% for the second quarter of 2021, primarily as a result of the slowdown of broad-based advertising market in China, and the strict anti-pandemic measures implemented in China.

Total operating expenses were US$26.8 million for the second quarter of 2022, compared with US$23.4 million for the second quarter of 2021, primarily due to an additional expected credit loss provision, as a result of the volatile business environment with resurgence of COVID-19 and lockdown conditions.

Operating loss was US$17.5 million for the second quarter of 2022, compared with an operating income of US$0.9 million for the second quarter of 2021. This decline was as a result of the decrease in gross profit and an additional expected credit loss provision.

Goodwill impairment of US$24.9 million was recorded in the second quarter of 2022 for Marketing Solutions reporting unit, primarily due to the volatile digital advertising industry, which resulted in a shortfall between the carrying value and the estimated fair value of this reporting unit as of June 30, 2022.

Net loss totalled US$45.8 million for the second quarter of 2022, compared with net income of US$0.6 million for the second quarter of 2021, primarily due to the goodwill impairment incurred, decrease in gross profit and an additional expected credit loss provision.

Net loss attributable to the Company’s shareholders per basic and diluted ADS for the second quarter of 2022 were US$0.45, compared with a net income attributable to the Company’s shareholders per basic and diluted ADS of US$0.02 for the second quarter of 2021.

Adjusted EBITDA for the second quarter of 2022 was a loss of US$13.2 million, compared with earnings of US$6.1 million for the second quarter of 2021. For a reconciliation of the Company’s adjusted EBITDA from net (loss)/income, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Adjusted net loss for the second quarter of 2022 was US$15.0 million, compared with an adjusted net income of US$2.6 million in the second quarter of 2021. For a reconciliation of the Company’s adjusted net (loss)/income from net (loss)/income, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Gross billing2 was US$58.1 million for the second quarter of 2022, compared with US$194.2 million for the second quarter of 2021, primarily as a result of the decline in gross billing from Marketing Solutions segment.

As of June 30, 2022, the Company had cash and cash equivalents, time deposits and restricted cash of US$83.5 million, compared with US$88.7 million as of December 31, 2021.

Share Repurchase Program

On December 22, 2021, the Company announced a share repurchase program in which it may purchase its own ADSs with an aggregate value of up to US$20.0 million from January 1, 2022 to December 31, 2022. As of June 30, 2022, the aggregate value of purchased shares was approximately US$7.2 million.

[2]	Gross billing is defined as the aggregate dollar amount that clients pay the Company after deducting rebates paid and discounts given to.

Conference Call

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 25, 2022 (8:00 PM Beijing/Hong Kong time on August 25, 2022). Participants may join the call through either of the below methods:

1.Dial-in to the conference call:

Participants are asked to pre-register for the call via the following link:

https://s1.c-conf.com/diamondpass/10024435-adsk322.html

Upon registering, participants will be provided with dial-in numbers, Passcode and unique access PIN.

2.Webcast:

Participants may also join a live and archived webcast of the call through the below link:

https://edge.media-server.com/mmc/p/qfzgn6e5

A live and archived webcast of the conference call will be available on iClick’s investor relations website at https://ir.i-click.com.

A webcast replay of the call will be available approximately two hours after the end of the call through August 25, 2023. The webcast replay can be accessed through the above link.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick’s mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick's full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in eleven locations across Asia and Europe. For more information, please visit https://ir.i-click.com.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net (loss)/income, and diluted adjusted net (loss)/income per ADS, each a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision-making purposes. The Company believes that adjusted EBITDA, adjusted net (loss)/income, and diluted adjusted net (loss)/income per ADS help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in net (loss)/income. The Company believes that adjusted EBITDA and adjusted net (loss)/income provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects, assess operating performance on a consistent basis, and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net (loss)/income, and diluted adjusted net (loss)/income per ADS should not be considered in isolation or construed as an alternative to net (loss)/income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net (loss)/income, and diluted adjusted net (loss)/income per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

These non-GAAP financial measures were presented with the most directly comparable GAAP financial measures together for facilitating a more comprehensive understanding of operating performance between periods.

Safe Harbor Statement

This announcement contains forward-looking statements, including those related to the Company’s business strategies, operations and financial performance. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's fluctuations in growth; its success in its strategic shift away from Marketing Solutions to focus on Enterprise Solutions; its success in implementing its SaaS + X business model; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance; fluctuations in foreign exchange rates; general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company's annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	Tom Caden
Phone: +86-21-3230-3931 #866	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com

(financial tables follow)

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenue	38,078	78,002	85,454	144,562
Cost of revenue	(28,823)	(53,665)	(60,203)	(100,677)
Gross profit	9,255	24,337	25,251	43,885

Operating expenses
Research and development expenses	(2,164)	(2,386)	(4,418)	(4,060)
Sales and marketing expenses	(10,685)	(12,354)	(22,569)	(29,558)
General and administrative expenses	(13,911)	(8,698)	(25,344)	(15,749)
Total operating expenses	(26,760)	(23,438)	(52,331)	(49,367)
Operating (loss)/income	(17,505)	899	(27,080)	(5,482)
Interest expense	(617)	(1,236)	(1,313)	(2,015)
Interest income	278	125	649	232
Goodwill impairment	(24,945)	—	(24,945)	—
Other (losses)/gains, net	(2,998)	1,662	(2,133)	2,015
(Loss)/income before income tax expense	(45,787)	1,450	(54,822)	(5,250)
Share of losses from an equity investee	(26)	(33)	(40)	(59)
Income tax benefit/(expense)	37	(820)	(201)	(1,564)
Net (loss)/income	(45,776)	597	(55,063)	(6,873)
Net loss attributable to non-controlling interests	712	1,168	1,381	1,549
Net (loss)/income attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(45,064)	1,765	(53,682)	(5,324)

Net (loss)/income	(45,776)	597	(55,063)	(6,873)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of US$nil tax	(2,949)	1,339	(2,908)	2,088

Comprehensive (loss)/income	(48,725)	1,936	(57,971)	(4,785)
Comprehensive loss attributable to non-controlling interests	764	1,093	1,433	1,473
Comprehensive (loss)/income attributable to iClick Interactive Asia Group Limited	(47,961)	3,029	(56,538)	(3,312)

Net (loss)/income per ADS attributable to iClick Interactive Asia Group Limited
— Basic	(0.45)	0.02	(0.54)	(0.06)
— Diluted	(0.45)	0.02	(0.54)	(0.06)

Weighted average number of ADS used in per share calculation:
— Basic	100,348,946	96,262,253	99,845,054	95,321,164
— Diluted	100,348,946	101,861,423	99,845,054	95,321,164

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	As of June 30, 2022	As of December 31, 2021
Assets
Current assets
Cash and cash equivalents, time deposits and restricted cash	83,498	88,717
Accounts receivable, net of allowance for doubtful receivables of US$32,495 and US$22,786 as of June 30, 2022 and December 31, 2021 respectively	93,336	187,261
Other current assets	68,350	75,288
Total current assets	245,184	351,266

Non-current assets
Goodwill	55,818	81,674
Intangible assets	52,134	53,713
Other assets	36,294	21,081
Total non-current assets	144,246	156,468

Total assets	389,430	507,734

Liabilities and equity
Current liabilities
Accounts payable	41,286	66,587
Bank borrowings	45,133	75,530
Other current liabilities	58,815	58,728
Total current liabilities	145,234	200,845

Non-current liabilities
Other liabilities	14,539	15,300
Total non-current liabilities	14,539	15,300

Total liabilities	159,773	216,145
Equity
Ordinary shares – Class A (US$0.001 par value; 80,000,000 shares authorized as of June 30, 2022 and December 31, 2021, respectively; 43,315,658 shares and 42,865,515 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively)	43	43
Ordinary shares – Class B (US$0.001 par value; 20,000,000 shares authorized as of June 30, 2022 and December 31, 2021, respectively; 5,034,427 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively)	5	5
Treasury shares (5,141,980 shares and 2,323,802 shares as of June 30, 2022 and December 31, 2021, respectively)	(28,059)	(20,908)
Other reserves	251,865	305,212
Total iClick Interactive Asia Group Limited shareholders’ equity	223,854	284,352
Non-controlling interests	5,803	7,237

Total equity	229,657	291,589

Total liabilities and equity	389,430	507,734

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(US$’000, except share data and per share data, or otherwise noted, unaudited)

Adjusted EBITDA represents net (loss)/income before (i) depreciation and amortization, (ii) interest expense, (iii) interest income, (iv) income tax (benefit)/expense, (v) share-based compensation, (vi) goodwill impairment, (vii) other losses/(gains), net, (viii) convertible notes and shares issuance cost, (ix) net loss attributable to non-controlling interests, (x) share of losses from an equity investee, and (xi) cost related to new business setup or acquisitions.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA from net (loss)/income for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net (loss)/income	(45,776)	597	(55,063)	(6,873)
Add/(less):
Depreciation and amortization	1,701	1,619	3,436	3,186
Interest expense	617	1,236	1,313	2,015
Interest income	(278)	(125)	(649)	(232)
Income tax (benefit)/expense	(37)	820	201	1,564
EBITDA	(43,773)	4,147	(50,762)	(340)
Add/(less):
Share-based compensation	367	1,519	3,144	8,846
Goodwill impairment[3]	24,945	—	24,945	—
Other losses/(gains), net[4]	4,724	(784)	5,056	(603)
Convertible notes and shares issuance cost[5]	—	—	—	202
Net loss attributable to non-controlling interests[6]	539	1,168	1,028	1,549
Share of losses from an equity investee[7]	26	33	40	59
Cost related to new business setup or acquisitions[8]	—	54	3	54
Adjusted EBITDA	(13,172)	6,137	(16,546)	9,767

3 Goodwill impairment represents the shortfall between the carrying value and the estimated fair value of Marketing Solutions reporting unit due to the volatile digital advertising industry for the three months ended June 30, 2022.

4 Other losses/(gains), net have been adjusted out, except for amounts of US$1,726 thousand, US$878 thousand, US$2,923 thousand and US$1,412 thousand in relation to government grants for the three months ended June 30, 2022 and 2021 and for the six months ended June 30, 2022 and 2021, respectively.

[5]	Convertible notes and shares issuance cost represents legal and professional fee for the issue of convertible notes and shares.
[6]

Net loss attributable to non-controlling interests has been adjusted back because the Company’s management regularly reviews EBITDA excluding non-controlling interests as a measure of its operational performance.

[7]

Share of losses from an equity investee represents share of losses incurred by the Company’s Thailand business operated through an equity investee over which the Company has significant influence, and which is not considered to be a part of the core business that the Company operates through its consolidated entities.

[8]	Cost related to new business setup or acquisitions represents transaction cost (e.g. legal and professional fee) in connection therewith.

Adjusted net (loss)/income represents net (loss)/income before (i) share-based compensation, (ii) goodwill impairment, (iii) other losses/(gains), net, (iv) convertible notes and shares issuance cost, (v) net loss attributable to non-controlling interests, and (vi) share of losses from an equity investee, and (vii) cost related to new business setup or acquisitions. There is no material tax effects on these non-GAAP adjustments.

The table below sets forth a reconciliation of the Company’s adjusted net (loss)/income from net (loss)/income for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net (loss)/income	(45,776)	597	(55,063)	(6,873)
Add/(less):
Share-based compensation	367	1,519	3,144	8,846
Goodwill impairment[3]	24,945	—	24,945	—
Other losses/(gains), net[4]	4,724	(784)	5,056	(603)
Convertible notes and shares issuance cost[5]	—	—	—	202
Net loss attributable to non-controlling interests[6]	690	1,168	1,343	1,549
Share of losses from an equity investee[7]	26	33	40	59
Cost related to new business setup or acquisitions[8]	—	54	3	54
Adjusted net (loss)/income	(15,024)	2,587	(20,532)	3,234

The diluted adjusted net (loss)/income per ADS for the periods indicated are calculated as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net (loss)/income:	(45,776)	597	(55,063)	(6,873)
Add: Non-GAAP adjustments to net (loss)/income	30,752	1,990	34,531	10,107
Adjusted net (loss)/income	(15,024)	2,587	(20,532)	3,234

Denominator for net (loss)/income per ADS - Weighted average ADS outstanding	100,348,946	96,262,253	99,845,054	95,321,164

Denominator for diluted adjusted net (loss)/income per ADS - Weighted average ADS outstanding	100,348,946	101,861,423	99,845,054	100,920,334

Diluted net (loss)/income per ADS	(0.46)	0.01	(0.55)	(0.07)
Add: Non-GAAP adjustments to net (loss)/income per ADS	0.31	0.02	0.34	0.10
Diluted adjusted net (loss)/income per ADS	(0.15)	0.03	(0.21)	0.03